CENTOGENE N.V., Am Strande 7, 18055 Rostock, Germany

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

United States

April 15, 2021

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Centogene N.V. made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on April 15, 2021. The disclosure can be found under the heading “Miscellaneous— Disclosure under Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA)” in the Annual Report on Form 20-F.

Respectfully submitted,

/s/ Andrin Oswald
Andrin Oswald
Chief Executive Officer
Centogene N.V.

CENTOGENE N.V.	Management Board:	Statutory seat:
Am Strande 7	Andrin Oswald (CEO)	Amsterdam, registered with the Kamer van
18055 Rostock, Germany	Richard Stoffelen (CFO)	Koophandel (Netherlands) under 72822872
Tel: +49 (0)381 80 113 - 400	Dr. Volkmar Weckesser (CIO)	Bank account details:
Fax: +49 (0)381 80 113 - 401		Bank: Commerzbank AG
Email: info@centogene.com	Supervisory Board:	IBAN: DE60130400000108866500
www.centogene.com	Peer Schatz (Chairman)	BIC: COBADEFFXXX